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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          GLOBAL MOTORSPORT GROUP, INC.
                          -----------------------------
                            (Name of Subject Company)

                              GMG ACQUISITION CORP.
                          STONINGTON ACQUISITION CORP.
                          -----------------------------
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    378937106
                          -----------------------------
                      (CUSIP Number of Class of Securities)

                                  ROBERT F. END
                              GMG ACQUISITION CORP.
                          C/O STONINGTON PARTNERS, INC.
                                767 FIFTH AVENUE
                                   48TH FLOOR
                               NEW YORK, NY 10153
                                 (212) 339-8500
                     --------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                   COPIES TO:
                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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

                  This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on November 16, 1998 by GMG Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Stonington Acquisition Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 13, 1996, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $19.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

                  Paragraphs (b) and (c) of Item 10 are hereby amended and supplemented by adding thereto the following:

                  As of November 28, 1998, the Fund had been granted early termination of the waiting periods by the FTC and the Antitrust Division under the HSR Act and by German antitrust authorities under German antitrust law. No further approvals or clearances relating to domestic or foreign antitrust laws are required in connection with the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1998

                                        STONINGTON ACQUISITION CORP.

                                        By:  /s/ Robert F. End
                                           -------------------------------------
                                           Name:  Robert F. End
                                           Title: President


                                        GMG ACQUISITION CORP.

                                        By:  /s/ Robert F. End
                                           -------------------------------------
                                           Name:  Robert F. End
                                           Title: President


                                        STONINGTON CAPITAL APPRECIATION 1994
                                        FUND, L.P.

                                        By:  Stonington Partners, L.P., its
                                                general partner
                                        By:  Stonington Partners, Inc. II, its
                                                general partner

                                        By:  /s/ Bradley J. Hoecker
                                           -------------------------------------
                                           Name:  Bradley J. Hoecker
                                           Title: Partner


                                        STONINGTON PARTNERS, L.P.

                                        By: Stonington Partners, Inc. II, its
                                                general partner

                                        By:  /s/ Bradley J. Hoecker
                                           -------------------------------------
                                           Name:  Bradley J. Hoecker
                                           Title: Partner


                                        STONINGTON PARTNERS, INC. II

                                        By:  /s/ Bradley J. Hoecker
                                           -------------------------------------
                                           Name:  Bradley J. Hoecker
                                           Title: Partner

                                  EXHIBIT INDEX

(a)(1)   --    Offer to Purchase, dated November 16, 1998.
(a)(2)   --    Letter of Transmittal.
(a)(3)   --    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Nominees.
(a)(4)   --    Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.
(a)(5)   --    Notice of Guaranteed Delivery.
(a)(6)   --    Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(7)   --    Text of press release issued by the Company on November 9, 1998.
(a)(8)   --    Form of Summary Advertisement dated November 16, 1998.
(b)(1)   --    Commitment Letter, dated as of November 8, 1998, from Bankers
               Trust Company and NationsBank, N.A.
(c)(1)   --    Agreement and Plan of Merger, dated as of November 8, 1998, by and among the Company, the Purchaser and Parent.
(c)(2)   --    Exclusivity Agreement, dated as of October 15, 1998, between the
               Company and Stonington Partners, Inc.
(c)(3)   --    Confidentiality Agreement, dated as of April 24, 1998, between the Company and Stonington Partners, Inc.
(d)      --    Not applicable.
(e)      --    Not applicable.
(f)      --    Not applicable.


All exhibits previously filed.